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FORM 12b-25	SEC FILE NUMBER
0-11772

CUSIP NUMBER
NOTIFICATION OF LATE FILING	67019L101

(Check one):	[x] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: December 31, 2014
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SPO Global Inc.
Full Name of Registrant

Former Name if Applicable

3 Gavish Street, POB 2454
Address of Principal Executive Office (Street and Number)

Kfar Saba, Israel
City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 could not be filed by the prescribed due date of March 31, 2015 because registrant had not yet finalized its treatment and disclosure of certain material events that occurred during fiscal year 2014. As a result, the audit of registrant’s 2014 financial statements is ongoing. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject annual report will be filed on or before April 15, 2015.

 PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael Braunold	+972	9-966-2520
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [x] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x] NO [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2013, the registrant had revenues of $556,000 and a net loss of $683,000. For the year ended December 31, 2014, the registrant currently estimates that it had revenues of approximately $461,000 and a net loss of approximately $594,000. Results for the 2014 fiscal year remain subject to further adjustment.

The decrease in revenues during the 2014 period as compared to the 2013 period is attributable to decrease in purchase orders from retailers. The decrease in net loss for the 2014 period compared to the 2013 period is primarily attributable to a reduction in the registrant’s financial expenses.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the year ended December 31, 2014. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

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SPO Global Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2015	By:	/s/ Michael Braunold
Michael Braunold
Chief Executive Officer

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